Exhibit 99.1

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

JIN MEDICAL INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31	September 30
	2023	2022
ASSETS
CURRENT ASSETS:
Cash	$8,684,188	$4,792,632
Short-term investments	4,696,503	2,276,158
Accounts receivable, net	3,869,399	3,830,876
Accounts receivable - related parties	291,883	253,473
Inventories	6,509,349	6,724,415
Due from related parties	4,874,422	36,257
Prepaid expenses and other current assets	163,356	989,336
TOTAL CURRENT ASSETS	29,089,100	18,903,147

Property, plant and equipment, net	1,582,650	1,627,962
Land use right, net	166,476	163,213
Deferred tax assets	184,271	245,212
TOTAL ASSETS	$31,022,497	$20,939,534

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank loan	$1,456,000	$-
Accounts payable	4,614,084	4,113,622
Accrued liabilities and other payables	378,097	393,760
Deferred revenue	561,146	830,305
Deferred revenue - a related party	124,766	-
Taxes payable	341,885	248,090
Due to a related party	-	118,066
TOTAL CURRENT LIABILITIES	7,475,978	5,703,843
TOTAL LIABILITIES	7,475,978	5,703,843

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.001 par value, 50,000,000 shares authorized, 7,750,000 shares and 6,750,000 shares were issued and outstanding as of March 31, 2023 and September 30, 2022, respectively*	7,750	6,750
Additional paid-in capital	6,053,131	79,810
Statutory reserves	1,827,972	1,651,422
Retained earnings	15,998,640	14,408,843
Accumulated other comprehensive loss	(340,974)	(911,134)
TOTAL SHAREHOLDERS’ EQUITY	23,546,519	15,235,691

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$31,022,497	$20,939,534

*	The share amounts are presented on a retrospective basis.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JIN MEDICAL INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Six months ended March 31,
	2023	2022
REVENUE
Revenue - third party	$9,890,292	$9,061,177
Revenue - related party	362,871	406,444
Total revenue	10,253,163	9,467,621

COST OF REVENUE AND RELATED TAX
Cost of revenue	6,620,447	6,255,785
Business and sales related tax	101,843	79,314
Total cost of revenue and related tax	6,722,290	6,335,099
GROSS PROFIT	3,530,873	3,132,522

OPERATING EXPENSES
Selling expenses	206,194	201,740
General and administrative expenses	922,188	1,021,717
Research and development expenses	631,034	892,524
Total operating expenses	1,759,416	2,115,981
INCOME FROM OPERATIONS	1,771,457	1,016,541

OTHER INCOME (EXPENSE)
Interest income, net	94,571	69,795
Foreign exchange gain (loss)	(63,253)	60,461
Other income, net	167,625	129,475
Total other income, net	198,943	259,731

INCOME BEFORE INCOME TAX PROVISION	1,970,400	1,276,272
PROVISION FOR INCOME TAXES	204,053	50,408

NET INCOME	1,766,347	1,225,864
Foreign currency translation gain	570,160	268,280
TOTAL COMPREHENSIVE INCOME	$2,336,507	$1,494,144

Earnings per common share - basic and diluted	$0.26	$0.18
Weighted average shares - basic and diluted*	6,760,989	6,750,000

*	The share amounts are presented on a retrospective basis.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JIN MEDICAL INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

 FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2022

			Additional			Accumulated Other
	Ordinary Shares*		Paid in	Statutory	Retained	Comprehensive
	Shares	Amount	Capital	Reserves	Earnings	Income (Loss)	Total
Balance at September 30, 2021	6,750,000	$6,750	$79,810	$1,466,920	$11,886,818	$588,587	$14,028,885
Net income	-	-	-	-	1,225,864	-	1,225,864
Statutory reserve	-	-	-	195,417	(195,417)	-	-
Foreign currency translation gain	-	-	-	-	-	268,280	268,280
Balance at March 31, 2022	6,750,000	$6,750	$79,810	$1,662,337	$12,917,265	$856,867	$15,523,029

Balance at September 30, 2022	6,750,000	$6,750	$79,810	$1,651,422	$14,408,843	$(911,134)	$15,235,691
Issuance of ordinary shares in initial public offerings, gross	1,000,000	1,000	7,999,000	-	-	-	8,000,000
Cost directly related to the initial public offering	-	-	(2,025,679)	-	-	-	(2,025,679)
Net income	-	-	-	-	1,766,347	-	1,766,347
Statutory reserve	-	-	-	176,550	(176,550)	-	-
Foreign currency translation gain	-	-	-	-	-	570,160	570,160
Balance at March 31, 2023	7,750,000	$7,750	$6,053,131	$1,827,972	$15,998,640	$(340,974)	$23,546,519

*	The share amounts are presented on a retrospective basis.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JIN MEDICAL INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six months ended March 31,
	2023	2022
Cash flows from operating activities:
Net income	$1,766,347	$1,225,864
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	114,465	145,695
Loss on disposition of property and equipment	523	-
Provision for doubtful accounts	171,522	27,913
Deferred tax provision (benefits)	68,561	(133,896)
Changes in operating assets and liabilities:
Accounts receivable	(75,355)	1,020,725
Accounts receivable - related parties	(28,932)	65,931
Inventories	447,024	(918,838)
Advance to suppliers, net - a related party	-	(13,171)
Prepaid expenses and other current assets	47,501	213,913
Accounts payable	348,579	(1,114,051)
Accrued liabilities and other payables	(29,199)	(179,547)
Deferred revenue	(293,968)	(681,591)
Deferred revenue - a related party	122,795	-
Taxes payable	83,630	289,779
Net cash provided by (used in) operating activities	2,743,493	(51,274)

Cash flows from investing activities:
Additions to property, plant and equipment	(11,014)	(14,128)
Proceeds from disposal of property and equipment	100	-
Payments for short-term investments	(3,152,600)	(4,239,000)
Redemption of short-term investments	850,154	3,796,902
Repayment of (payments of) advances made to related parties	(4,760,469)	415,410
Net cash used in investing activities	(7,073,829)	(40,816)

Cash flows from financing activities:
Gross proceeds from initial public offerings	8,000,000	-
Direct costs disbursed from initial public offerings proceeds	(1,212,779)	-
Proceeds from short-term bank loan	1,433,000	-
Repayment of amount due to related parties	(120,333)	(6,468)
Net cash provided by (used in) financing activities	8,099,888	(6,468)
Effect of exchange rate changes on cash	122,004	68,353

Net increase (decrease) in cash	3,891,556	(30,205)
Cash, beginning of period	4,792,632	3,672,260
Cash, end of period	$8,684,188	$3,642,055

Supplemental disclosure information:
Cash paid for income tax	$13,115	$28,415
Deferred IPO cost offset with additional paid-in capital	$812,900	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

JIN MEDICAL INTERNATIONAL LTD. (“Jin Med” or the “Company”) was established under the laws of the Cayman Islands on January 14, 2020 as a holding company.

Jin Med owns 100% equity interest of Zhongjin International Limited (“Zhongjin HK”), an entity incorporated on February 25, 2020 in accordance with the laws and regulations in Hong Kong.

Erhua Medical Technology (Changzhou) Co., Ltd. (“Erhua Med”) was formed on September 24, 2020, as a Wholly Foreign-Owned Enterprise (“WFOE”) in the People’s Republic of China (“PRC”). Zhongjin HK owns 100% equity interest of Erhua Med.

Jin Med, Zhongjin HK and Erhua Med are currently not engaging in any active business operations and merely acting as holding companies.

Changzhou Zhongjin Medical Equipment Co., Ltd. (“Changzhou Zhongjin”) was incorporated on January 26, 2006 in accordance with PRC laws. Changzhou Zhongjin has two wholly-owned subsidiaries, Zhongjin Medical Equipment Taizhou Co., Ltd. (“Taizhou Zhongjin”), incorporated on June 17, 2013, and Changzhou Zhongjin Jing’ao Trading Co., Ltd (“Zhongjin Jing’ao”), incorporated on December 18, 2014 in accordance with PRC laws. Changzhou Zhongjin, Taizhou Zhongjin and Zhongjin Jing’ao are collectively referred to as the “Zhongjin Operating Companies” below.

The Company, through its wholly-owned subsidiaries and entities controlled through contractual arrangements, is primarily engaged in the design, development, manufacturing and sales of wheelchair and other living aids products to be used by people with disabilities or impaired mobility. The Company’s products are sold to distributors in both China and in the overseas markets.

Reorganization

A reorganization of the legal structure of the Company (“Reorganization”) was completed on November 26, 2020. The Reorganization involved the incorporation of Jin Med, Zhongjin HK and Erhua Med, and signing of certain contractual arrangements (collectively, the “VIE Agreements”) between Zhongjin Technology, the shareholders of Changzhou Zhongjin and Changzhou Zhongjin. Consequently, the Company became the ultimate holding company of Zhongjin HK, Erhua Med, and through the contractual arrangements, WFOE, or Erhua Med, became the primary beneficiary of the Variable Interest Entity (“VIE”), Changzhou Zhongjin, and its subsidiaries. Pursuant to the VIE Agreements, Erhua Med has gained effective control over Changzhou Zhongjin. Therefore, Changzhou Zhongjin should be treated as a VIE under the Statements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation. Since Taizhou Zhongjin and Zhongjin Jing’ao are wholly-owned subsidiaries of Changzhou Zhongjin, they are further referenced as VIE’s subsidiaries.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

The Company, together with its wholly owned subsidiaries, the VIE and the VIE’s subsidiaries, are effectively controlled by the same shareholders before and after the Reorganization and therefore the Reorganization is considered as a recapitalization of entities under common control. The consolidation of the Company, its subsidiaries, the VIE and the VIE’s subsidiaries has been accounted for at historical cost.

The unaudited condensed consolidated financial statements of the Company include the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Jin Med	January 14, 2020	Cayman Island	Parent	Investment holding

Zhongjin HK	February 25, 2020	Hong Kong	100%	Investment holding

Erhua Med	September 24, 2020	PRC	100%	WFOE, Investment holding

Changzhou Zhongjin	January 26, 2006	PRC	VIE	Design, development, manufacturing and sales of wheelchair and other mobility products

Taizhou Zhongjin	June 17, 2013	PRC	100% controlled subsidiary of the VIE	Design, development, manufacturing and sales of wheelchair and other mobility products

Zhongjin Jing’ao	December 18, 2014	PRC	100% controlled subsidiary of the VIE	Design, development, manufacturing and sales of wheelchair and other mobility products

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

The VIE contractual arrangements

The Company’s main operating entities, Changzhou Zhongjin and its subsidiaries Taizhou Zhongjin and Zhongjin Jing’ao (or the “Zhongjin Operating Companies” as referred above), are controlled through contractual arrangements in lieu of direct equity ownership by the Company.

A VIE is an entity which has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE, because it met the condition under the accounting principles generally accepted in the United States of America (“U.S. GAAP”) to consolidate the VIE.

Erhua Med, is deemed to have a controlling financial interest in and be the primary beneficiary of the Zhongjin Operating Companies because it has both of the following characteristics:

●	The power to direct activities of the Zhongjin Operating Companies that most significantly impact such entities’ economic performance, and

●	The right to receive benefits from, the Zhongjin Operating Companies that could potentially be significant to such entities.

Pursuant to these contractual arrangements, the Zhongjin Operating Companies shall pay service fees equal to all of their net profits after tax payments to Erhua Med. At the same time, Erhua Med has the right to receive substantially all of their economic benefits for accounting purposes. Such contractual arrangements are designed so that the operations of the Zhongjin Operating Companies are solely for the benefit of Erhua Med and ultimately, the Company, and therefore the Company must consolidate the Zhongjin Operating Companies under U.S. GAAP.

Risks associated with the VIE structure

The Company believes that the contractual arrangements with the VIE and the shareholders of the VIE are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIE may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds from public offering to finance the Company’s business and operations in China.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

The Company’s ability to conduct its businesses may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. In such case, the Company may not be able to consolidate the VIE and the VIE’s subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over the VIE and its shareholders and it may lose the ability to receive economic benefits from the VIE and the VIE’s subsidiaries for accounting purposes under U.S. GAAP. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and the VIE and the VIE’s subsidiaries.

The Company, Zhongjin HK and Erhua Med are essentially holding companies and do not have active operations as of March 31, 2023 and September 30, 2022. As a result, total assets and liabilities presented on the unaudited condensed consolidated balance sheets and revenue, expenses, and net income presented on the unaudited condensed consolidated statement of comprehensive income as well as the cash flows from operating, investing and financing activities presented on the unaudited condensed consolidated statement of cash flows are substantially the financial position, operation results and cash flows of the VIE and the VIE’s subsidiaries. The Company has not provided any financial support to the VIE and the VIE’s subsidiaries during the six months ended March 31, 2023 and 2022. Additionally, pursuant to the VIE Agreements, Erhua Med has the right to receive service fees equal to the VIE’s net profits after tax payments. None of these fees were paid to Erhua Med as of March 31, 2023. Accordingly, as of March 31, 2023 and September 30, 2022, Erhua Med had $6,455,936 and $4,501,169 consulting fee receivables due from the VIE and the VIE’s subsidiaries, respectively. These receivables were fully eliminated upon the consolidation.

The following financial statement amounts and balances of the VIE and VIE’s subsidiaries were included in the accompanying unaudited condensed consolidated financial statements after elimination of intercompany transactions and balances:

	March 31, 2023	September 30, 2022
Current assets	$22,301,879	$18,903,147
Non-current assets	1,933,397	2,036,387
Total assets	$24,235,276	$20,939,534
Current liabilities	$7,475,978	$5,703,843
Non-current liabilities	-	-
Total liabilities	$7,475,978	$5,703,843

	For the Six Months Ended March 31,
	2023	2022
Net revenue	$10,253,163	$9,467,621
Net income	$1,766,347	$1,225,864

	For the Six Months Ended March 31,
	2023	2022
Net cash provided by (used in) operating activities	$2,743,493	$(51,274)
Net cash used in investing activities	$(7,073,829)	$(40,816)
Net cash provided by (used in) financing activities	$1,312,667	$(6,468)

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

Initial Public Offering

On March 30, 2023, the Company closed its initial public offering (the “Offering”) of 1,000,000 ordinary shares (the “Ordinary Shares”) at a public offering price of $ 8.00 per share. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 150,000 Ordinary Shares at the public offering price, less underwriting discounts, to cover over-allotment, if any. On April 6, 2023, the underwriter partially exercised the over-allotment option to purchase an additional 47,355 ordinary shares. The Company’s Ordinary Shares began trading on the Nasdaq Capital Market under the symbol “ZJYL” on March 28, 2023.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included in the Company’s unaudited condensed consolidated financial statement. The unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and the notes for the years ended September 30, 2022 and 2021 included in the Company’s Registration Statement on Form 424B4.The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries, and entities it controlled through VIE agreements. All inter-company balances and transactions are eliminated upon consolidation.

Uses of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and inventories, useful lives of property, plant and equipment and land use right, the recoverability of long-lived assets, and realization of deferred tax assets. Actual results could differ from those estimates.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs. As of March 31, 2023 and September 30, 2022, the Company does not have any cash equivalents.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Short-term investment

The Company’s short-term investments consist of wealth management financial products purchased from PRC banks or financial institution with maturities within one year. The banks or financial institution invest the Company’s funds in certain financial instruments including money market funds, bonds or mutual funds, with rates of return on these investments ranging from 3.4% to 7.0% per annum. The carrying values of the Company’s short-term investments approximate fair value because of their short-term maturities. The interest earned is recognized in the unaudited condensed consolidated statements of comprehensive income over the contractual term of these investments.

The Company had short-term investments of $4,696,503 and $2,276,158 as of March 31, 2023 and September 30, 2022, respectively. The Company recorded interest income of $69,840 and $53,516 for the six months ended March 31, 2023 and 2022, respectively.

Accounts receivable, net

Accounts receivable are presented net of allowance for doubtful accounts.

The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of March 31, 2023 and September 30, 2022, allowance for doubtful accounts amounted to $185,289 and $114,486 respectively.

Inventories

Inventories are stated at lower of cost or net realizable value using the weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Write-down is recorded when future estimated net realizable value is less than cost, which is recorded in cost of revenue in the unaudited condensed consolidated statements of comprehensive income. The Company periodically evaluates inventories against their net realizable value, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, short-term investments, accounts receivable, due from related parties, short-term bank loan, accounts payable, due to related parties, accrued liabilities and other payable, and taxes payable, approximate the fair value of the respective assets and liabilities as of March 31, 2023 and September 30, 2022 based upon the short-term nature of the assets and liabilities.

Leases

On October 1, 2022, the Company adopted ASC 842, Leases. The adoption of this standard did not have a material impact on the Company’s unaudited condensed consolidated financial statements. Therefore, no adjustments to opening retained earnings were necessary. The Company leases administrative office and dome, which is classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases, usually with an initial term of 12 months or less) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment annually. The Company also established a capitalization threshold of $10,000 for lease to be recognized as ROU and lease liability. As the amount of the Company’s ROU and lease liability are both below the threshold, no ROU nor lease liability is recorded on the Company’s unaudited condensed consolidated balance sheets as of March 31, 2023.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment is provided using the straight-line method over their expected useful lives, as follows:

Useful life
Property and buildings	20–25 years
Leasehold improvement	Lesser of useful life and lease term
Machinery and equipment	5–10 years
Automobiles	3–5 years
Office and electric equipment	3–5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the unaudited condensed consolidated statements of comprehensive income.

Land use rights, net

Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. Land use rights are stated at cost less accumulated amortization. Land use rights are amortized using the straight-line method with the following estimated useful lives:

Useful life
Land use rights	46 years

Impairment of long-lived assets

Long-lived assets with finite lives, primarily property, plant and equipment and land use right are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of March 31, 2023 and September 30, 2022.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

The Company generates its revenues primarily through sales of its products and recognizes revenue in accordance with ASC 606. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

ASC 606 requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue.

In accordance to ASC 606, the Company recognizes revenue when it transfers goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company accounts for the revenue generated from sales of its products on a gross basis as the Company is acting as a principal in these transactions, is subject to inventory risk, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified goods. All of the Company’s contracts have one single performance obligation as the promise is to transfer the individual goods to customers, and there is no other separately identifiable promises in the contracts. The Company’s revenue streams are recognized at a point in time when the control of goods is transferred to customer, which generally occurs at delivery. The Company’s products are sold with no right of return and the Company does not provide other credits or sales incentive to customers. Revenue is reported net of all value added taxes (“VAT”).

The Company generally offers 10 years warranty for the frame of its wheelchairs, and one year warranty for other parts of wheelchairs, except for “wear items”, i.e. those parts that wear out, such as tires or brake pads, which are covered under a warranty for six months. Historically, warranty costs incurred was immaterial, and the warranty costs for the six months ended March 31, 2023 and 2022 were both $nil.

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. The Company did not have contract assets as of March 31, 2023 and September 30, 2022. Contract liabilities are recognized for contracts where payment has been received in advance of delivery of the products. The contract liability balance can vary significantly depending on the timing when cash is received and when shipment or delivery occurs. As of March 31, 2023 and September 30, 2022, other than deferred revenue, the Company had no other contract liabilities or deferred contract costs recorded on its unaudited condensed consolidated balance sheets, and the Company had no material incremental costs for obtaining a contract. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product types and geographic areas, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the six months ended March 31, 2023 and 2022 are as the following:

Revenue recognition (continued)

Geographic information

The summary of the Company’s total revenues by geographic market for the six months ended March 31, 2023 and 2022 was as follows:

	For the Six Months Ended March 31,
	2023	2022
China domestic market	$1,634,219	$1,264,539
Overseas market	8,618,944	8,203,082
Total revenue	$10,253,163	$9,467,621

Revenue by product categories

The summary of the Company’s total revenues by product categories for the six months ended March 31, 2023 and 2022 was as follows:

	For the Six Months Ended March 31,
	2023	2022
Wheelchair	$8,381,323	$7,949,623
Wheelchair components and others	1,871,840	1,517,998
Total revenue	$10,253,163	$9,467,621

Research and development expenses

In connection with the design and development of wheelchair and other living aids products, the Company expense all internal research costs as incurred, which primarily comprise employee costs, internal and external costs related to execution of studies, manufacturing costs, facility costs of the research center, and amortization of land use right, depreciation for property, plant and equipment used in the research and development activities. For the six months ended March 31, 2023 and 2022, research and development expenses were $631,034 and $892,524, respectively.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended March 31, 2023 and 2022. The Company does not believe there was any uncertain tax provision at March 31, 2023 and September 30, 2022.

The Company’s subsidiary, VIE and VIE’s subsidiaries in China are subject to the income tax laws of the PRC. No income was generated outside the PRC for the six months ended March 31, 2023 and 2022. As of March 31, 2023, all of the Company’s tax returns of its PRC Subsidiaries remain open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

Sales revenue is reported net of VAT. The VAT is based on gross sales price and VAT rates range up to 13% in the six months ended March 31, 2023 and 2022, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on purchased raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or receivable net of payments in the accompanying unaudited condensed consolidated financial statements. For domestic sales of wheelchairs, VAT is exempted. Further, when exporting goods, the exporter is entitled to some or all of the refunds of the VAT paid or assessed when the Company completes all the required tax filing procedures. All of the VAT returns filed for the Company have been and remain subject to examination by the tax authorities for five years from the date of filing. VAT tax refunds associated with export sales amounted to $526,779 and $537,225 for the six months ended March 31, 2023 and 2022, respectively.

Warrant accounting

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent interim period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of comprehensive loss.

As the warrants issued upon the initial public offering meet the criteria for equity classification under ASC 815, therefore, the warrants are classified as equity.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants), using the treasury stock method, as if they had been converted at the beginning of the periods presented, or issuance date, if later. In computing diluted EPS, the treasury stock method assumes that outstanding potential common shares are exercised and the proceeds are used to purchase common share at the average market price during the period. Potential common shares may have a dilutive effect under the treasury stock method only when the average market price of the common share during the period exceeds the exercise price of the potential common shares. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of March 31, 2023 and September 30, 2022, there were no dilutive shares.

Risks and uncertainties

The main operation of the Company is located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

In December 2019, a novel strain of coronavirus (COVID-19) was first reported in Wuhan, China and then spread globally. On March 11, 2020, the World Health Organization categorized COVID-19 as a global pandemic. Due to a resurgence of the COVID-19 pandemic in March 2022 (“2022 Outbreak”) in China, there have been delays in the purchase of raw material supplies and delivery of products to domestic customers in China on a timely basis as a consequence of travel restrictions. Shipments and customer clearance for overseas sales were also delayed due to the stricter border control protocols. Although the situation has eased since mid-May 2022, the number of orders placed by the customers were affected as the business of those customers were negatively impacted by the 2022 Outbreak. Therefore, the 2022 Outbreak negatively affected the Company’s business operations and financial results for the year ended September 30, 2022. In early December 2022, China announced a nationwide loosening of its zero-covid policy, and most of the travel restrictions and quarantine requirements were lifted since December 2022. Although there were significant surges of COVID-19 cases in many cities in China after the lifting of these restrictions, the spread of the COVID-19 was slowed down and it was successfully under control since January 2023, and the Company’s business operations have been recovered to the level prior to the COVID-19 pandemic. Our revenue and net income (excluding the impact of foreign currency translation) increased by 18.7% and 57.9% in terms of RMB, respectively. However, the increase was partially offset by the depreciation of the RMB against U.S. dollars of 8.7%, which caused an increase in revenue and net income by 12.7% and 44.1% in terms of USD, respectively, during the six months ended March 31, 2023 as compared to the same period last year. Due to the dynamic nature of the circumstances and the uncertainty around the potential resurgence of COVID-19 cases in China, the continual spread of the virus globally especially in Japan, the Company’s major international market, and the instability of local and global government policies and restrictions, the COVID-19 impact over the Company’s business in the future cannot be reasonably estimated at this time. If COVID-19 cases resurge in the area the Company conducted its business and local governments implemented new restrictions in the effort to contain the spread or certain other foreign governments such as Japan imposed new import restrictions, it is expected the Company’s business will be negatively impacted.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and uncertainties (continued)

Additionally, since February, 2022, the global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. The Company’s operation has not been impacted by the ongoing military conflict, however, due to the significant uncertainties around the further development of the conflict, the potential additional sanctions and other volatilities that could be brought to the global market, it is impossible to predict the extent to which the Company’s operation and business may be impacted.

Foreign currency translation

The functional currency for Jin Med is U.S Dollar (“US$”). Zhongjin HK uses Hong Kong dollar as its functional currency. However, Jin Med and Zhongjin HK currently only serve as holding companies and do not have active operation as of the date of this report. The Company’s functional currency for its PRC subsidiaries is the Chinese Yuan (“RMB”). The Company’s unaudited condensed consolidated financial statements have been translated into the reporting currency of U.S. Dollars (“US$”). Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from foreign currency transactions are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements in this report:

	For the Six Months Ended March 31,		For the Year Ended September 30,
	2023	2022	2022
Period-end spot rate	US$1=RMB 6.8681	US$1=RMB 6.3431	US$1=RMB 7.1135
Average rate	US$1=RMB 6.9784	US$1=RMB 6.3712	US$1=RMB 6.5532

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income. The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income in the unaudited condensed consolidated statements of comprehensive income.

Statement of cash flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred initial public offering (‘IPO’) costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs was charged to shareholders’ equity upon the completion of the IPO. As of March 31, 2023 and September 30, 2022, deferred IPO costs were $nil and $701,396, respectively.

Employee benefit expenses

The Company’s subsidiary, VIE and VIE’s subsidiaries in the PRC participate in a government-mandated employer social insurance plan pursuant to which certain social security benefits, work-related injury benefits, maternity leave insurance, medical insurance, unemployment benefit and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the unaudited condensed consolidated statements of comprehensive income amounted to $162,598 and $178,802 for the six months ended March 31, 2023 and 2022, respectively.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. In November 2019, the FASB issued ASU 2019-10, “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842)” (“ASU 2019-10”). ASU 2019-10 (i) provides a framework to stagger effective dates for future major accounting standards and (ii) amends the effective dates for certain major new accounting standards to give implementation relief to certain types of entities. Specifically, ASU 2019-10 changes some effective dates for certain new standards on the following topics in the FASB Accounting Standards Codification (ASC): (a) Derivatives and Hedging (ASC 815) – now effective for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021; (b) Leases (ASC 842) - now effective for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021; (c) Financial Instruments — Credit Losses (ASC 326) - now effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years; and (d) Intangibles — Goodwill and Other (ASC 350) - now effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company plans to adopt this guidance effective October 1, 2023 and the adoption of this ASU is not expected to have a material impact on its consolidated financial statements.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following:

Third Parties	March 31, 2023	September 30, 2022
Accounts receivable - third-party customers	$4,054,688	$3,945,362
Less: allowance for doubtful accounts	(185,289)	(114,486)
Accounts receivable – third-party customers, net	$3,869,399	$3,830,876

The Company’s accounts receivable primarily includes balances due from customers when the Company’s wheelchair and living aids products have been sold and delivered to customers, the Company’s contracted performance obligations have been satisfied, amount billed and the Company has an unconditional right to payment, which has not been collected as of the balance sheet dates.

For accounts receivable from third-party customers, approximately 88.8%, or $3.4 million of the March 31, 2023 balance have been subsequently collected. The remaining balance of approximately $0.5 million is expected to be collected before September 30, 2023.

Allowance for doubtful accounts movement is as follows:

	March 31, 2023	September 30, 2022
Beginning balance	$114,486	$96,688
Additions	171,522	28,943
Less: write-off	(105,843)	-
Foreign currency translation adjustments	5,124	(11,145)
Ending balance	$185,289	$114,486

NOTE 4 — INVENTORIES

Inventories consisted of the following:

	March 31, 2023	September 30, 2022
Raw materials	$3,022,440	$3,274,744
Work-in-progress	2,003,823	1,399,074
Finished goods	1,483,086	2,050,597
Inventories	$6,509,349	$6,724,415

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	March 31, 2023	September 30, 2022
Other receivable (1)	$74,122	$131,449
Advance to suppliers (2)	89,234	156,491
Deferred initial public offering costs	-	701,396
Prepaid expenses and other current assets	$163,356	$989,336

(1)	Other receivables primarily include advances to employees for business development, rental security deposit for the Company’s office lease and VAT tax refunds receivables and balances to be collected from third-party entities that do not relate to the Company’s normal sales activities.

(2)	Advance to suppliers consists of advances to suppliers for purchasing of raw materials that have not been received. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired.

NOTE 6 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	March 31, 2023	September 30, 2022
Buildings	$2,545,101	$2,457,701
Machinery and equipment	1,871,011	1,801,904
Automobiles	168,633	162,842
Office and electric equipment	602,474	576,185
Leasehold improvements	298,296	288,052
Subtotal	5,485,515	5,286,684
Less: accumulated depreciation	(3,902,865)	(3,658,722)
Property, plant and equipment, net	$1,582,650	$1,627,962

Depreciation expense was $111,964 and $142,954 for the six months ended March 31, 2023 and 2022, respectively.

In connection with the Company’s bank borrowings from Bank of Jiangsu, Changzhou Zhongjin pledged a building of 11,205.83 square meters with a carrying value of RMB 16.7 million (approximately $2.4 million) as collateral (see Note 8).

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — LAND USE RIGHT, NET

Land use right, net, consisted of the following:

	March 31, 2023	September 30, 2022
Land use rights	$233,828	$225,798
Less: accumulated amortization	(67,352)	(62,585)
Land use right, net	$166,476	$163,213

Amortization expense was $2,501 and $2,741 for the six months ended March 31, 2023 and 2022, respectively.

In connection with the Company’s bank borrowings from Bank of Jiangsu, Changzhou Zhongjin pledged land use right of 16,595.64 square meters with a carrying value of RMB 1.6 million (approximately $0.2 million) as collateral (see Note 8).

Estimated future amortization expense for land use rights is as follows:

Years ending March 31,
2024	$5,083
2025	5,083
2026	5,083
2027	5,083
2028	5,083
Thereafter	141,061
$166,476

NOTE 8 — SHORT-TERM BANK LOAN

On March 31, 2023, Changzhou Zhongjin signed a loan agreement with Bank of Jiangsu to borrow RMB 10.0 million ($1,456,000) as working capital for one year, with a maturity date of March 28, 2024. The loan had a fixed interest rate of 3.65% per annum.

In connection with the above-mentioned borrowings with Bank of Jiangsu, Changzhou Zhongjin signed a maximum pledge agreement with Bank of Jiangsu and agreed to pledge a building property of 11,205.83 square meters with carrying value of RMB 16.7 million (approximately $2.4 million) and land use right of 16,595.64 square meters with carrying value of RMB 1.6 million (approximately $0.2 million) as collateral to guarantee loans that the Company may borrow from Bank of Jiangsu. In addition, a related party, the Company’s major shareholder Mr. Erqi Wang, signed a maximum guarantee agreement with Bank of Jiangsu to provide personal credit guarantees for loans that the Company may borrow from Bank of Jiangsu. Another related party, Changzhou Zhongjian Kanglu Information Technology Co., Ltd, also signed a maximum guarantee agreement with Bank of Jiangsu and a maximum pledge agreement with Bank of Jiangsu and agreed to pledge its properties with a value of RMB 33.0 million (approximately $4.8 million) as collateral to guarantee loans that the Company may borrow from Bank of Jiangsu. The short-term bank loan was fully repaid by the Company in May 2023.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — RELATED PARTY TRANSACTIONS

a.	Accounts receivable - related parties

Accounts receivable - related parties consists of the following:

Name	Related party relationship	March 31, 2023	September 30, 2022
Jiangsu Zhongjin Kanglu Information Technology Co., Ltd.	An entity controlled by the CEO	$210,317	$162,024
Zhongjin Hongkang Medical Technology (Shanghai) Co., Ltd.	An entity controlled by the CEO	70,782	55,187
Zhongjin Jingau Rehabilitation Equipment (Beijing) Co. Ltd.	An entity controlled by the CEO	1,520	1,468
Zhongjiankanglu Industrial Development (Shanghai) Co., Ltd.	An entity controlled by the CEO	9,264	34,794
Subtotal		291,883	253,473
Less: allowance for doubtful accounts		-	-
Total accounts receivable, net - related parties		$291,883	$253,473

For accounts receivable due from related parties, approximately 72.1%, or $0.2 million of the March 31, 2023 balances have been subsequently collected. The remaining balance is expected to be collected before September 30, 2023.

b.	Due from related parties

Due from related parties consists of the following:

Name	Related party relationship	March 31, 2023	September 30, 2022
Jiangsu Zhongjin Kanglu Information Technology Co., Ltd. (“Zhongjin Kanglu”) (1)	An entity controlled by the CEO	$4,835,861	$-
Huaniaoyuan Catering Management (Changzhou) Co. Ltd.	An entity controlled by the CEO	31,628	33,285
Other	Director of the Company	6,933	2,972
Total due from related parties		$4,874,422	$36,257

(1)	As of March 31, 2023, the balance due from a related party, Zhongjin Kanglu, was $4,835,861. During the six months ended March 31, 2023, as a business collaboration, the Company made advances to Zhongjin Kanglu in the amount of $4,804,800 (RMB33.0 million) as for its temporary working capital needs during the normal course of business. As of the date of this report, the $4,804,800 advance made to Zhongjin Kanglu has been fully collected. The Company expects to make no such advances to its related parties in the future.

Advances due from related parties were non-interest bearing and due upon demand. Approximately 98.6%, or $4.8 million of the March 31, 2023 balances have been subsequently collected. The remaining balance is expected to be collected before September 30, 2023.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — RELATED PARTY TRANSACTIONS (continued)

c.	Deferred revenue – a related party

Deferred revenue – a related party consists of the following:

Name	Related party relationship	March 31, 2023	September 30, 2022
Jin Med Medical (Korea) Co., Ltd.	An entity controlled by the CEO	$124,766	$-
Total deferred revenue – a related party		$124,766	$-

d.	Due to a related party

Due to a related party consists of the following:

Name	Related party relationship	March 31, 2023	September 30, 2022
Jiangsu Zhongjin Kanglu Information Technology Co., Ltd.	An entity controlled by the CEO	$-	$118,066
Total due to a related party		$-	$118,066

The balance due to a related party was mainly comprised of advances from entities controlled by the Company’s CEO and used for working capital during the Company’s normal course of business. These advances are non-interest bearing and due on demand.

e.	Revenue from related parties

Revenue from related parties consists of the following:

		For the Six Months Ended March 31,
Name	Related party relationship	2023	2022
Jiangsu Zhongjin Kanglu Information Technology Co., Ltd.	An entity controlled by the CEO	$333,106	$387,200
Zhongjiankanglu Industrial Development (Shanghai) Co., Ltd.	An entity controlled by the CEO	17,381	5,335
Zhongjin Jingau Rehabilitation Equipment (Beijing) Co. Ltd.	An entity controlled by the CEO	12,384	13,909
Total revenue from related parties		$362,871	$406,444

f.	Loan guarantee provided by related parties

In connection with the Company’s bank borrowings from Bank of Jiangsu, the Company’s major shareholder, Mr. Erqi Wang and Changzhou Zhongjian Kanglu Information Technology Co., Ltd. provided credit guarantee and signed pledge agreements (see Note 8).

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — TAXES

(a)	Corporate Income Taxes (“CIT”)

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

Zhongjin HK is subject to Hong Kong profits tax at a rate of 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. However, it did not generate any assessable profits arising in or derived from Hong Kong for the six months ended March 31, 2023 and 2022, and accordingly no provision for Hong Kong profits tax has been made in these periods.

PRC

Erhua Med, Changzhou Zhongjin, Taizhou Zhongjin and Zhongjin Jing’ao are incorporated in the PRC, and are subject to the PRC Enterprise Income Tax. Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (“FIE”) are subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemptions may be granted on case-by-case basis.

EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Changzhou Zhongjin and Taizhou Zhongjin, the VIE and VIE’s main operating subsidiary in the PRC, were approved as HNTEs and are entitled to a reduced income tax rate of 15% beginning November 2018 and November 2019, respectively, which are valid for three years. In November 2021, Changzhou Zhongjin successfully renewed its HNTE certification with local government and continued to enjoy the reduced income tax rate of 15% for another three years through November 2024. In November 2022, Taizhou Zhongjin successfully renewed its HNTE certification with local government and continued to enjoy the reduced income tax rate of 15% for another three years through November 2025.

In addition, based on the EIT Law of PRC, and according to the Announcement on Issues Related to the Implementation of Inclusive Income Tax Reduction and Exemption Policy for Small and Low Profit Enterprises issued by the State Administration of Taxation on January 18, 2019 and April 2, 2021, once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the portion of its taxable income not more than RMB1 million is subject to a reduced rate of 5% (the rate was further reduced to 2.5% for the period from January 1, 2021 to December 31, 2022), and the portion between RMB1 million and RMB3 million is subject to a reduced rate of 10%. The policy is effective for the period from January 1, 2019 to December 31, 2022. According to the Announcement on Implementing the Preferential Income Tax Policies for Small-Scale Minimal Profit Enterprise on March 14, 2022 and March 26, 2023, the taxable income not more than RMB3 million is subject to a reduced rate of 5% during the period from January 1, 2023 to December 31, 2024. Zhongjin Jing’ao is qualified as a small-scale minimal profit enterprise for the six months ended March 31, 2023 and 2022.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — TAXES (continued)

(a)	Corporate Income Taxes (“CIT”) (continued)

EIT is typically governed by the local tax authority in the PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for the six months ended March 31, 2023 and 2022 were reported at a reduced rate for both Changzhou Zhongjin and Taizhou Zhongjin for being approved as HNTEs and enjoying a reduced income tax rate at 15% instead of 25%, and Zhongjin Jing’ao is qualified as a small-scale minimal profit enterprise for a further reduced income tax rate of 2.5%. The impact of the tax holidays noted above decreased the Company’s income taxes by $195,135 and $149,628 for the six months ended March 31, 2023 and 2022, respectively. The effect of the tax holidays on net income per share (basic and diluted) was $0.03 and $0.02 for the six months ended March 31, 2023 and 2022, respectively.

The components of the income tax provision are as follows:

	For the Six Months Ended March 31
	2023	2022
Current tax provision
BVI	$-	$-
Hong Kong	-	-
PRC	135,493	183,754
	135,493	183,754
Deferred tax provision (benefit)
BVI	-	-
Hong Kong	-	-
PRC	68,560	(133,346)
	68,560	(133,346)
Income tax provision	$204,053	$50,408

Deferred tax assets are composed of the following:

	March 31, 2023	September 30, 2022
Deferred tax assets:
Net operating loss carry-forwards	$35,753	$107,661
Inventory reserve	136,460	134,626
Allowance for doubtful accounts	27,793	17,173
Total	200,006	259,460
Valuation allowance	(15,735)	(14,248)
Total deferred tax assets	$184,271	$245,212

Movement of the valuation allowance:

	March 31, 2023	September 30, 2022
Beginning balance	$14,248	$13,636
Current year addition	965	2,022
Exchange difference	522	(1,410)
Ending balance	$15,735	$14,248

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — TAXES (continued)

(a)	Corporate Income Taxes (“CIT”) (continued)

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. The Company determined that it is more likely than not its deferred tax assets could not be realized due to uncertainty on future earnings in Zhongjin Jing’ao. The Company provided a 100% allowance for its deferred tax assets of Zhongjin Jing’ao as of March 31, 2023.

The following table reconciles the China statutory rates to the Company’s effective tax rate for the six months ended March 31, 2023 and 2022:

	For the Six Months Ended March 31,
	2023	2022
China Income tax statutory rate	25.0%	25.0%
Effect of PRC tax holiday	(9.9)%	(9.8)%
Permanent difference	0.0%	0.2%
Research and development tax credit	(4.8)%	(10.6)%
Change in valuation allowance	0.1%	(0.9)%
Effective tax rate	10.4%	3.9%

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of March 31, 2023, all of the Company’s tax returns of its PRC Subsidiaries remain open for statutory examination by PRC tax authorities.

(b)	Taxes payable

Taxes payable consist of the following:

	March 31, 2023	September 30, 2022
Income tax payable	$289,427	$170,887
Value added tax payable	38,055	52,474
Other taxes payable	14,403	24,729
Total taxes payable	$341,885	$248,090

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — CONCENTRATIONS

A majority of the Company’s revenue and expense transactions are denominated in RMB and a significant portion of the Company’s assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB may require certain supporting documentation in order to effect the remittance.

As of March 31, 2023 and September 30, 2022, $6,787,221 and $nil of the Company’s cash was deposited at financial institutions outside of PRC, and $1,890,435 and $4,785,389 of the Company’s cash was on deposit at financial institutions in the PRC. None of the Company cash deposited at financial institutions maintain insurance to cover bank deposits in the event of bank failure. However, the Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash on bank accounts. For the six months ended March 31, 2023 and 2022, the Company’s substantial assets were located in the PRC and all of the Company’s revenues were derived from its subsidiaries located in the PRC.

For the six months ended March 31, 2023 and 2022, one customer accounted for approximately 70.3% and 76.1% of the Company’s total revenue. Sales to the subsidiaries of this customer accounted for approximately 7.7% and 6.0% of the Company’s total revenue for the six months ended March 31, 2023 and 2022, respectively. In aggregate, sales to this customer and its subsidiaries represent approximately 78.0% and 82.1% of the Company’s total revenue for the six months ended March 31, 2023 and 2022, respectively.

As of March 31, 2023, one customer accounted for 69.1% of the accounts receivable balance. As of September 30, 2022, one customer accounted for 72.4% of the accounts receivable balance.

For the six months ended March 31, 2023 and 2022, no supplier accounted for more than 10% of the Company’s total purchases, respectively.

As of March 31, 2023, no supplier accounted for more than 10% of the accounts payable balance. As of September 30, 2022, one supplier accounted for 10.7% of the accounts payable balance.

NOTE 12 — SHAREHOLDERS’ EQUITY

Ordinary Shares

Jin Med was established under the laws of the Cayman Islands on January 14, 2020. The authorized number of ordinary shares was 50,000,000 shares with par value of US$0.001 per share and 20,000,000 shares were issued.

On October 28, 2022, the current existing shareholders of the Company surrendered 13,250,000 Ordinary Shares for no consideration. The shares and per share data are presented on a retrospective basis as if the share surrender made by the current existing shareholders of the Company had been in existence from the earliest period presented.

Initial Public Offering

On March 30, 2023, the Company closed its initial public offering (the “Offering”) of 1,000,000 ordinary shares (the “Ordinary Shares”) at a public offering price of $ 8.00 per share for total gross proceeds of $8,000,000 before deducting underwriting discounts and offering expenses. Net proceeds of the Company’s Offering were approximately $6.8 million. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 150,000 Ordinary Shares at the public offering price, less underwriting discounts, to cover over-allotment, if any. On April 6, 2023, the underwriter partially exercised the over-allotment option to purchase an additional 47,355 ordinary shares for total gross proceeds of $378,840 before deducting underwriting discounts and commissions. As of May 14, 2023, the remaining options were expired. The Company’s Ordinary Shares began trading on the Nasdaq Capital Market under the symbol “ZJYL” on March 28, 2023.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — SHAREHOLDERS’ EQUITY (continued)

Statutory reserve and restricted net assets

The Company’s PRC subsidiary, VIE and VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China.

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends.

Relevant PRC laws and regulations restrict the Company’s PRC subsidiary, VIE and VIE’s subsidiaries from transferring a portion of their net assets, equivalent to their statutory reserves and their share capital, to the Company’s shareholders in the form of loans, advances or cash dividends. Only PRC entities’ accumulated profits may be distributed as dividends to the Company’s shareholders without the consent of a third party. As of March 31, 2023 and September 30, 2022, the restricted amounts as determined pursuant to PRC statutory laws totaled $1,827,972 and $1,651,422, respectively, and total restricted net assets amounted to $1,914,531 and $1,737,982, respectively.

NOTE 13 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate to have a material adverse impact on the Company’s unaudited condensed consolidated financial position, results of operations and cash flows. The Company currently does not have any material legal proceedings.

JIN MEDICAL INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

The management of the Company concludes that it has only one reporting segment. The Company designs and manufactures quality wheelchair and other living aids products. The Company’s products have similar economic characteristics with respect to raw materials, vendors, marketing and promotions, customers and methods of distribution. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company, rather than by product types or geographic area; hence the Company has only one reporting segment.

NOTE 15 — SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before these financial statements are issued, the Company has evaluated all events or transactions that occurred after March 31, 2023, up through August 23, 2023, when the Company issued the unaudited condensed consolidated financial statements.